FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC

PAYMENT OF DIVIDENDS IN UNITED STATES DOLLARS, STERLING

OR HONG KONG DOLLARS

On 7 May 2013, the Directors of HSBC Holdings plc declared the first interim dividend for 2013 of US$0.10 per ordinary share. The dividend is payable on 11 July 2013 to holders of record on 23 May 2013 on the Hong Kong Overseas Branch Register and on 24 May 2013 on the Principal Register or the Bermuda Overseas Branch Register. The dividend is payable in cash in United States dollars, sterling or Hong Kong dollars, or a combination of these currencies and with a scrip dividend alternative.

In the absence of instructions to the contrary, shareholders on the Principal Register will automatically receive dividends in sterling. However, shareholders with addresses in the United States will automatically receive dividends in United States dollars unless they currently receive payment in one of the other currencies or make an election to do so. In the absence of instructions to the contrary, shareholders on the Hong Kong Overseas Branch Register and the Bermuda Overseas Branch Register will automatically receive dividends in Hong Kong dollars and United States dollars respectively.

Dividends payable in cash in sterling or Hong Kong dollars on 11 July 2013 will be converted from United States dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00 am on 2 July 2013 (US$1=HK$7.75485 and £1=US$1.519725). Accordingly, the amount payable on 11 July 2013 will be:

                                                                                                                                                                          US$0.10 per share;

                                                                                                                                                                          approximately HK$0.775485 per share; or

                                                                                                                                                                           approximately £0.065801 per share.

The dividend payable to holders of American Depositary Shares ('ADSs'), each of which represents five ordinary shares, will be US$0.50 per ADS. The dividend will be paid on 11 July 2013 in cash in United States dollars or in new shares to those who have elected to receive the scrip dividend alternative. The cash dividend for participants in the dividend reinvestment plan, operated by the depositary, will be invested in additional ADSs.

Ben J S Mathews
Group Company Secretary
HSBC Holdings plc

2 July 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 02 July 2013